United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of July 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑   Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐    No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐    No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐    No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-☐.)

Press Release

Signature Page

Press Release
CVRD exercises option for Belvedere
Rio de Janeiro, July 20, 2007 — Companhia Vale do Rio Doce (CVRD) announces that it has exercised a call option to acquire a 51% interest in the Belvedere coal joint venture (Belvedere) for US$ 90 million. Subject to the fulfillment of certain conditions, CVRD will pay US$ 45 million to each subsidiaries of Aquila Resources Ltd. (Aquila) and AMCI International AG (AMCI).
Belvedere is an underground coal project, in the southern Bowen Basin region of the state of Queensland, Australia. CVRD conducted an exploration study to assess the geological structure, coal resources, product quality and underground mining conditions as well as the potential mining, processing and logistical requirements for the establishment of a multi-long wall mining operation to produce hard coking and PCI coal. The joint venture shall now undertake a feasibility study with respect to the development of Belvedere.
Under the terms of the joint venture agreement executed with Aquila and AMCI, CVRD has a further option to raise its stake in the project up to 100% by acquiring the remaining 49% interest at a fair market value to be determined at the time of the exercising of the option.
Investment in the coal business is an important part of our strategy and this acquisition is another step towards the building of a strong growth platform. CVRD holds minority stakes in Chinese coal companies and is on the way to start the development of Moatize, a large coal project in Mozambique. After acquiring AMCI’s Australian assets in the first half of this year, CVRD has coal operations in Australia with capacity to produce 8 million metric tons per year, which may be further expanded in the future with the development of the Belvedere project.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcus Thieme: marcus.thieme@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: July 20, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations